EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of Plains All American Pipeline, L.P. and PAA Finance Corp. of our report dated March 2, 2005 relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in Plains All American Pipeline, L.P.’s Annual Report on Form 10-K for the year ended December 31, 2004, and our report dated April 8, 2005 relating to the balance sheet of Plain AAP, L.P., which appears in Plains All American, L.P.’s Current Report on Form 8-K filed April 8, 2005. We also consent to the references to us under the heading “Experts” in such Registration Statement.

PricewaterhouseCoopers LLP

Houston, Texas

September 21, 2005